SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for September 2022

São Paulo, October 5, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of September 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 36.9%. Total seats increased 29.5% and the number of departures increased by 30.1%. GOL's total demand (RPK) increased by 41.4% and the load factor was 81.7%.
|	GOL’s domestic supply (ASK) increased 23.0% and demand (RPK) increased by 27.0%. GOL’s domestic load factor was 81.7%. The volume of departures increased by 24.5% and seats increased by 24.0%.
|	GOL’s international supply (ASK) was 323 million, the demand (RPK) was 265 million and international load factor was 82.0%.

September/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Quarterly Traffic Figures (1)			Accumulated Traffic Figures (1)
Operating data *	Sep/22	Sep/21	% Var.	3Q22	3Q21	% Var.	9M22	9M21	% Var.
Total GOL
Departures	16,028	12,317	30.1%	50,638	36,217	39.8%	144,966	88,812	63.2%
Seats (thousand)	2,785	2,150	29.5%	8,481	6,401	32.5%	25,257	15,652	61.4%
ASK (million)	3,189	2,329	36.9%	10,281	7,283	41.2%	29,388	18,317	60.4%
RPK (million)	2,605	1,842	41.4%	8,360	5,931	41.0%	23,510	14,955	57.2%
Load factor	81.7%	79.1%	2.6 p.p	81.3%	81.4%	-0.1 p.p	80.0%	81.6%	-1.6 p.p
Pax on board (thousand)	2,211	1,654	33.7%	6,949	4,991	39.2%	19,558	12,408	57.6%
Domestic GOL
Departures	15,337	12,317	24.5%	48,713	36,217	34.5%	140,951	88,812	58.7%
Seats (thousand)	2,666	2,150	24.0%	8,481	6,401	32.5%	24,574	15,652	57.0%
ASK (million)	2,866	2,329	23.0%	9,325	7,283	28.0%	27,523	18,317	50.3%
RPK (million)	2,340	1,842	27.0%	7,554	5,931	27.4%	21,941	14,955	46.7%
Load factor	81.7%	79.1%	2.6 p.p	81.0%	81.4%	-0.4 p.p	79.7%	81.6%	-1.9 p.p
Pax on board (thousand)	2,115	1,654	27.9%	6,675	4,991	33.8%	18,982	12,408	53.0%
International GOL
Departures	691	0	N.A	1,925	0	N.A	4,015	0	N.A
Seats (thousand)	119	0	N.A	325	0	N.A	684	0	N.A
ASK (million)	323	0	N.A	956	0	N.A	1,864	0	N.A
RPK (million)	265	0	N.A	806	0	N.A	1,569	0	N.A
Load factor	82.0%	0	N.A	84.3%	0	N.A	84.2%	0	N.A
Pax on board (thousand)	96	0	N.A	274	0	N.A	575	0	N.A
On-time Departures	90.4%	95.8%	-5.4 p.p	92.7%	96.3%	-3.6 p.p	93.4%	96.2%	-2.8 p.p
Flight Completion	99.4%	98.9%	0.5 p.p	99.6%	99.0%	0.6 p.p	99.5%	98.7%	0.8 p.p
Cargo Ton (thousand)	5.6	4.0	41.1%	16.9	9.8	72.9%	48.2	28.9	66.6%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for September 2022

GOL Investor Relations

ri@voegol.com.br
www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer